UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tesla Motors, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88160R 101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 9 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. Antonio J. Gracias
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,925,262 (See Item 4 below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,925,262 (See Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,925,262 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.19%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 9 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. Valor Equity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,015,364 (See Item 4 below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,015,364 (See Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,364 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.12%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. Valor Management Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,925,262 (See Item 4 below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,925,262 (See Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,925,262 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.19%
12.	Type of Reporting Person (See Instructions) CO

Page 4 of 9 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. Valor VC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 136,351(See Item 4 below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 136,351 (See Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,351 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.14%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. VEP Tesla Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,756,881 (See Item 4 below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,756,881 (See Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,756,881 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.90%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 9 pages

Item 1.

(a)	Name of Issuer:

Tesla Motors, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3500 Deer Creek Road
Palo Alto, CA 94306

Item 2.

(a)-(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This statement is filed by Antonio J. Gracias, Valor Equity Partners, L.P., a Delaware limited partnership (“VEP 1”), Valor VC LLC, a Delaware limited liability company (“VC”), VEP Tesla Holdings LLC, a Delaware limited liability company (“VEP”), and Valor Management Corp, a Delaware corporation (“VMC”). VEP and VEP 1 are advised directly and/or indirectly by VMC, which may be deemed to be the beneficial owner of the shares held directly by VEP and VEP 1. VMC and other entities it directly and/or indirectly advises, disclaim beneficial ownership of any shares held directly by VEP and VEP 1. Antonio J. Gracias, a director of the Issuer, is a controlling shareholder, director and Chief Executive Officer of VMC and the controlling managing member of VC, and may be deemed the beneficial owner of the shares held directly by VEP, VEP 1, VC and VMC. Mr. Gracias disclaims beneficial ownership of any shares held directly by VEP, VEP 1, VC and VMC, except to the extent of his pecuniary interest therein.

The business address of Mr, Gracias, VEP 1, VC, VEP and VMC is 200 South Michigan Ave., Suite 1020, Chicago, IL 60604.

Mr. Gracias, VEP 1, VC, VEP and VMC are individually referred to herein as “Reporting Person” and collectively as the “Reporting Persons”.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

88160R 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 7 of 9 pages

(a)	Amount beneficially owned: See Row 9 of the cover pages hereto for the aggregate amount beneficially owned by each Reporting Person. Mr. Gracias and VMC may be deemed to beneficially own 4,925,262 shares of Common Stock consisting of: (i) 1,992,447 shares of Common Stock held directly by VEP 1, (ii) 2,756,881 shares of Common Stock held directly by VEP, (iii) 136,351 shares of Common Stock held directly by VC, (iv) 22,917 shares of Common Stock subject to options exercisable by VEP 1 within 60 days of December 31, 2010 and (v) 16,666 shares of Common Stock subject to options exercisable by VMC within 60 days of December 31, 2010.

(b)	Percent of class: See Row 11 of the cover pages hereto for the percentage of class beneficially owned by each Reporting Person. The percentages in this Schedule 13G are based on 94,908,370 shares of common stock outstanding as of December 31, 2010, and assume that the shares of common stock underlying the stock options held by VEP 1 and VMC are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ Antonio J. Gracias
Antonio J. Gracias

Valor Management Corp.

By /s/ Antonio J. Gracias
Title Chief Executive Officer

Valor Equity Partners, L.P.

By: Valor Equity Management, LLC
Its: General Partner

By: Valor Management Corp.
Its: Managing Member

By /s/ Antonio J. Gracias
Title Chief Executive Officer

Valor VC LLC

By /s/ Antonio J. Gracias
Title Managing Member

VEP Tesla Holdings LLC

By /s/ Antonio J. Gracias
Title Manager

Page 9 of 9 pages